CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

November 3, 2005

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse (formerly known as Credit Suisse First Boston)
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities
Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose a supplement to the Credit Suisse Information Statement dated November 2, 2005.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

dlw 11/9

CREDIT
SUISSE

SUPPLEMENT F

SUPPLEMENT DATED
November 2, 2005
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MAY 13, 2005

Interim Financial Information

On November 2, 2005, Credit Suisse Group released its financial results for the three months ended September 30, 2005, including the financial results of the Private Banking and Corporate & Retail Banking segments of the Credit Suisse division and the Institutional Securities and Wealth & Asset Management segments of the Credit Suisse First Boston division, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Annual and Quarterly Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for these segments may differ significantly from our financial results. See "Operating and Financial Review — Differences in the Results of Operations of the Bank and its Segments" in the Information Statement.

Capital Adequacy

The Bank's consolidated BIS tier 1 ratio was 9.4 % as of September 30, 2005, up from 9.2 % as of June 30, 2005. Risk-weighted assets remained stable compared to the second quarter of 2005, while tier 1 capital increased CHF 641 million.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):

	Credit Suisse		
in CHF m, except where indicated	**30.09.05**	30.06.05	31.12.04
Risk-weighted positions	**208'292**	206'318	170'112
Market risk equivalents	**12'368**	12'243	9'769
Risk-weighted assets	**220'660**	218'561	179'881
Tier 1 capital	**20'786**	20'145	19'247
of which non-cumulative perpetual preferred securities	**1'042**	1'044	1'005
Tier 1 ratio	**9.4%**	9.2%	10.7%
Total capital	**30'952**	30'918	30'563
Total capital ratio	**14.0%**	14.1%	17.0%

As of January 1, 2004, the Bank bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised the Bank that it may continue to include as Tier 1 capital CHF 6.4 billion (June 30, 2005: CHF 6.4 bn; December 31, 2004: CHF 5.7 bn) of equity from special purpose entities, which are deconsolidated under FIN 46R

PRIVATE BANKING

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking reported net income of CHF 728 million in the third quarter of 2005, driven by strong asset-based and transaction-based revenues. Net income increased by CHF 217 million, or 42%, compared to the third quarter of 2004 and by CHF 147 million, or 25%, compared to the previous quarter, reflecting a favorable market environment and healthy levels of client activity.

During the third quarter of 2005, Private Banking achieved strong net new assets of CHF 14.3 billion. Total net new assets for the first nine months of 2005 amounted to CHF 34.1 billion, representing an annualized growth rate of 8.4%, which is well above the mid-term target of 5.0%. Strategic key markets in Asia and the European onshore business generated healthy asset inflows in the first nine months of 2005, resulting in double-digit growth rates in these markets. Together with the 12% increase in net revenues versus the second quarter of 2005, this development reflects Private Banking's favorable position in launching new products building on its excellent service and advice capabilities.

Net revenues of CHF 2,021 million were recorded in the third quarter of 2005, up CHF 377 million, or 23%, versus the third quarter of 2004. Compared to the previous quarter, net revenues rose by CHF 211 million, or 12%. Higher

The following table presents the results of the Private Banking segment:

						9 months		
in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004
Net interest income	**449**	513	437	(12)	3	**1,476**	1,496	(1)
Commissions and fees	**1,306**	1,180	1,113	11	17	**3,695**	3,583	3
Trading revenues including realized gains/(losses) from investment securities, net	**252**	85	71	196	255	**506**	261	94
Other revenues	**14**	32	23	(56)	(39)	**66**	113	(42)
Total noninterest revenues	**1,572**	1,297	1,207	21	30	**4,267**	3,957	8
Net revenues	**2,021**	1,810	1,644	12	23	**5,743**	5,453	5
Provision for credit losses	**4**	16	(2)	(75)	–	**23**	(4)	–
Compensation and benefits	**601**	580	503	4	19	**1,781**	1,649	8
Other expenses	**524**	504	492	4	7	**1,488**	1,504	(1)
Restructuring charges	**0**	0	(1)	–	(100)	**0**	(3)	(100)
Total operating expenses	**1,125**	1,084	994	4	13	**3,269**	3,150	4
Income from continuing operations before taxes and minority interests	**892**	710	652	26	37	**2,451**	2,307	6
Income tax expense	**152**	123	137	24	11	**431**	436	(1)
Minority interests, net of tax	**12**	6	4	100	200	**26**	14	86
Net income	**728**	581	511	25	42	**1,994**	1,857	7

The following table presents key information of the Private Banking segment:

	3Q2005	2Q2005	3Q2004	9 months 2005	9 months 2004
Cost/income ratio	**55.7%**	59.9%	60.5%	**56.9%**	57.8%
Gross margin	**130.9 bp**	125.6 bp	121.7 bp	**131.3 bp**	135.6 bp
of which asset-driven	**78.4 bp**	79.0 bp	80.8 bp	**80.0 bp**	81.1 bp
of which transaction-driven	**48.3 bp**	44.1 bp	36.5 bp	**47.2 bp**	46.9 bp
of which other	**4.2 bp**	2.5 bp	4.4 bp	**4.1 bp**	7.6 bp
Net margin	**47.9 bp**	40.7 bp	38.1 bp	**46.2 bp**	46.5 bp
Net new assets in CHF bn	**14.3**	12.8	3.8	**34.1**	22.5
Average allocated capital in CHF m	**3,957**	3,841	3,362	**3,774**	3,295

The following table outlines selected balance sheet and other data of the Private Banking segment:

	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04
Assets under management in CHF bn	**637.2**	602.3	539.1	5.8	18.2
Total assets in CHF bn	**222.0**	223.4	188.7	(0.6)	17.6
Number of employees (full-time equivalents)	**12,976**	12,722	12,342	2	5

commissions and fees, as well as higher trading revenues, drove this substantial increase. The decline in net interest income in the third quarter of 2005 versus the previous quarter was related to higher dividends received on Private Banking's trading portfolio during the second quarter of 2005 with an offsetting effect in trading revenues. Commissions and fees of CHF 1,306 million in the third quarter of 2005 were up CHF 193 million, or 17%, versus the same period of 2004 and up CHF 126 million, or 11%, versus the previous quarter. This increase was driven by higher asset-based commissions and fees, as well as increased brokerage volumes. Increased commissions and fees were further driven by strong product issuance. Trading revenues of CHF 252 million in the third quarter of 2005 were CHF 181 million, or 255%, higher than in the third quarter of 2004 and CHF 167 million, or 196%, higher than in the second quarter of 2005. Trading revenues benefited from strong trading execution, related to higher client flow from securities transactions.

Total operating expenses amounted to CHF 1,125 million in the third quarter of 2005, an increase of CHF 131 million, or 13%, versus the same period of last year and CHF 41 million, or 4%, versus the previous quarter. Increased compensation and benefits resulted primarily from higher performance-related compensation accruals, in line with improved results, as well as from Private Banking's ongoing strategic recruitment efforts in international growth markets in Asia, the Middle East and Eastern Europe. The moderate increase in other expenses was driven mainly by higher commission expenses, reflecting increased transaction volume and fees.

The cost/income ratio was 55.7% in the third quarter of 2005, an improvement of 4.8 percentage points versus the same period of last year and of 4.2 percentage points versus the previous quarter. This reflected the increase in net revenues in the third quarter of 2005, which more than offset a rise in operating expenses.

The gross margin for the first nine months of 2005 was 131.3 basis points. In the third quarter of 2005, the gross margin was 130.9 basis points, representing an increase of 9.2 basis points versus the same period of 2004 and of 5.3 basis points versus the previous quarter.

Assets under management stood at CHF 637.2 billion at the end of the third quarter of 2005, an increase of CHF 34.9 billion, or 5.8%, compared to the end of the previous quarter and of CHF 98.1 billion, or 18.2%, compared to the end of 2004. Strong asset inflows and higher equity markets were the main drivers of this growth. In addition, the strengthening of the US dollar throughout 2005 contributed to this increase as approximately 35% of Private Banking's assets under management at the end of the third quarter of 2005 were held in US dollar-based assets.

CORPORATE & RETAIL BANKING

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported net income of CHF 264 million in the third quarter of 2005, representing an increase of CHF 65 million, or 33%, compared to the same period of 2004. This improvement was driven by strong net revenues and the ongoing favorable credit environment.

Net revenues totaled CHF 879 million in the third quarter of 2005, up CHF 71 million, or 9%, compared to the same period of 2004 and up CHF 21 million, or 2%, compared to the previous quarter. These increases in net revenues were driven by higher commissions and fees, as well as higher trading revenues. Commissions and fees rose CHF 30 million, or 15%, compared to the third quarter of 2004 and CHF 10 million, or 5%, compared to the previous quarter, mainly reflecting higher brokerage income and product sales, due to the favorable market environment and strong client activity. The increase in trading revenues of CHF 36 million, or 54%, versus the same period of 2004 and of CHF 20 million, or 24%, compared to the second quarter of 2005 was mainly attributable to the positive impact of changes in the fair value of interest rate derivatives used for risk management purposes that did not qualify for hedge accounting.

Corporate & Retail Banking recorded a net release of provision for credit losses in the amount of CHF 10 million in the third quarter of 2005, compared to net new provisions of CHF 20 million in the same period of last year and a net release of

The following table presents the results of the Corporate & Retail Banking segment:

						9 months		
in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004
Net interest income	**526**	521	513	1	3	**1,554**	1,572	(1)
Commissions and fees	**227**	217	197	5	15	**668**	613	9
Trading revenues including realized gains/(losses) from investment securities, net	**103**	83	67	24	54	**287**	287	0
Other revenues	**23**	37	31	(38)	(26)	**88**	73	21
Total noninterest revenues	**353**	337	295	5	20	**1,043**	973	7
Net revenues	**879**	858	808	2	9	**2,597**	2,545	2
Provision for credit losses	**(10)**	(44)	20	(77)	–	**(73)**	128	–
Compensation and benefits	**295**	291	266	1	11	**894**	841	6
Other expenses	**256**	257	261	0	(2)	**734**	733	0
Total operating expenses	**551**	548	527	1	5	**1,628**	1,574	3
Income from continuing operations before taxes and minority interests	**338**	354	261	(5)	30	**1,042**	843	24
Income tax expense	**74**	77	62	(4)	19	**226**	198	14
Minority interests, net of tax	**0**	0	0	–	–	**1**	1	0
Net income	**264**	277	199	(5)	33	**815**	644	27

The following table presents key information of the Corporate & Retail Banking segment:

				9 months	
	3Q2005	2Q2005	3Q2004	**2005**	2004
Cost/income ratio	**62.7%**	63.9%	65.2%	**62.7%**	61.8%
Net new assets in CHF bn	**0.4**	0.4	0.2	**1.8**	0.8
Return on average allocated capital	**19.8%**	21.4%	15.6%	**21.2%**	17.0%
Average allocated capital in CHF m	**5,330**	5,185	5,098	**5,122**	5,049

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:

	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04
Assets under management in CHF bn	**56.3**	54.9	53.9	2.6	4.5
Total assets in CHF bn	**111.4**	106.7	99.5	4.3	11.9
Mortgages in CHF bn	**65.6**	64.5	63.0	1.7	4.1
Other loans in CHF bn	**28.2**	26.3	23.7	7.2	19.0
Number of branches	**215**	214	214	–	–
Number of employees (full-time equivalents)	**8,404**	8,328	8,314	1	1

CHF 44 million in the previous quarter. The releases of provisions and the low level of new provisions in the third quarter of 2005 reflected the ongoing favorable credit environment. Total impaired loans declined from CHF 3.0 billion at June 30, 2005, to CHF 2.8 billion at September 30, 2005.

Total operating expenses amounted to CHF 551 million in the third quarter of 2005. The increase of CHF 24 million, or 5%, compared to the third quarter of 2004 was due primarily to higher performance-related compensation accruals, in line with improved results.

Corporate & Retail Banking achieved a strong return on average allocated capital of 21.2% during the first nine months of 2005, an improvement of 4.2 percentage points compared to the same period of 2004. The return on average allocated capital was thus well above Corporate & Retail Banking's mid-term target of 15.0%. In the third quarter of 2005, return on average allocated capital was 19.8%.

Corporate & Retail Banking's cost/income ratio was 62.7% in the third quarter of 2005, representing an improvement of 2.5 percentage points compared to the same period of 2004. Compared to the previous quarter, the cost/income ratio improved by 1.2 percentage points.

Corporate & Retail Banking intensified its marketing efforts and activities during the third quarter of 2005 with the aim of further expanding its Swiss residential mortgage business. In the third quarter of 2005, Corporate & Retail Banking recorded continued strong growth in private mortgage volumes of approximately 10% (on an annualized basis).

INSTITUTIONAL SECURITIES

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005, an increase of 110% compared to the third quarter of 2004. This improvement reflects an increased focus on high-margin products and the generally favorable market environment. Pre-tax margin (excluding minority interest-related revenues and expenses) increased to 20.4% in the third quarter of 2005, compared to 7.7% in the third quarter of 2004, demonstrating clear progress against its performance targets.

Net revenues totaled CHF 4,303 million in the third quarter of 2005, up 40% compared to the third quarter of 2004, reflecting higher trading and investment banking revenues. Excluding minority interest revenues, net revenues increased by 39%.

The following table presents the results of the Institutional Securities segment:

						9 months		
in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004
Net interest income	**713**	1,109	786	(36)	(9)	**2,731**	2,893	(6)
Investment banking	**1,126**	948	868	19	30	**2,701**	2,610	3
Commissions and fees	**681**	583	673	17	1	**1,943**	2,053	(5)
Trading revenues including realized gains/(losses) from investment securities, net	**1,617**	433	607	273	166	**3,395**	2,054	65
Other revenues	**166**	262	149	(37)	11	**710**	604	18
Total noninterest revenues	**3,590**	2,226	2,297	61	56	**8,749**	7,321	20
Net revenues	**4,303**	3,335	3,083	29	40	**11,480**	10,214	12
Provision for credit losses	**(41)**	(1)	24	–	–	**(61)**	83	–
Compensation and benefits	**2,278**	1,897	1,662	20	37	**6,245**	5,829	7
Other expenses	**1,121**	1,994	1,118	(44)	0	**4,051**	2,907	39
Total operating expenses	**3,399**	3,891	2,780	(13)	22	**10,296**	8,736	18
Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**945**	(555)	279	–	239	**1,245**	1,395	(11)
Income tax expense/(benefit)	**248**	(239)	(57)	–	–	**225**	214	5
Minority interests, net of tax	**85**	92	44	(8)	93	**288**	137	110
Income/(loss) from continuing operations before cumulative effect of accounting changes	**612**	(408)	292	–	110	**732**	1,044	(30)
Cumulative effect of accounting changes, net of tax	**0**	0	0	–	–	**12**	0	–
Net income/(loss)	**612**	(408)	292	–	110	**744**	1,044	(29)

The following table presents the revenue details of the Institutional Securities segment:

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	9 months 2005	9 months 2004	Change in % from 2004
Debt underwriting	**482**	465	448	4	8	**1,253**	1,317	(5)
Equity underwriting	**263**	185	114	42	131	**586**	546	7
Underwriting	**745**	650	562	15	33	**1,839**	1,863	(1)
Advisory and other fees	**381**	298	306	28	25	**862**	747	15
Total investment banking	**1,126**	948	868	19	30	**2,701**	2,610	3
Fixed income	**1,770**	1,194	1,348	48	31	**4,890**	4,229	16
Equity	**1,239**	834	696	49	78	**2,999**	2,644	13
Total trading	**3,009**	2,028	2,044	48	47	**7,889**	6,873	15
Other (including loan portfolio)	**168**	359	171	(53)	(2)	**890**	731	22
Net revenues	**4,303**	3,335	3,083	29	40	**11,480**	10,214	12

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005 compared to a net loss of CHF 408 million in the second quarter of 2005. This was due to higher net revenues and lower other expenses, driven by a CHF 624 million after-tax charge to increase the reserve for certain private litigation matters in the second quarter of 2005. Excluding the impact of this litigation charge, Institutional Securities' third quarter net income increased by CHF 396 million, or 183%, compared to the second quarter of 2005.

Provision for credit losses amounted to a net release of CHF 41 million in the third quarter of 2005, reflecting the continued favorable credit environment. This compares to credit provisions of CHF 24 million in the third quarter of 2004. Compared to June 30, 2005, total impaired loans decreased by CHF 173 million to CHF 584 million, and valuation allowances as a percentage of total impaired loans decreased by 3.2 percentage points to 70.5% as of September 30, 2005.

Total operating expenses of CHF 3,399 million were reported in the third quarter of 2005, up CHF 619 million, or 22%, from the third quarter of 2004. Compensation and benefits increased by CHF 616 million, reflecting higher performance-related compensation costs due to increased net revenues in the third quarter of 2005 and higher salaries and employee benefits primarily due to increased headcount. Compared to the second quarter of 2005, total operating expenses declined by CHF 492 million primarily due to lower other expenses as the second quarter of 2005 included a CHF 960 million charge to increase the reserve for certain private litigation matters. Excluding the litigation charge, total operating expenses increased by 16% versus the second quarter of 2005, primarily reflecting an increase in compensation and benefits due to higher performance-related compensation costs and higher costs related to deferred compensation plans. Excluding the litigation charge, other expenses increased by CHF 87 million from the second quarter of 2005, due in part to higher professional fees and a premises charge.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the third quarter of 2005, investment banking revenues totaled CHF 1,126 million, up 30% versus the third quarter of 2004, primarily due to increases in equity underwriting and advisory fees.

The following table presents key information of the Institutional Securities segment:

	3Q2005	2Q2005	3Q2004	9 months 2005	9 months 2004
Cost/income ratio	**79.0%**	116.7%	90.2%	**89.7%**	85.5%
Compensation/revenue ratio	**52.9%**	56.9%	53.9%	**54.4%**	57.1%
Pre-tax margin	**22.0%**	(16.6%)	9.0%	**10.8%**	13.7%
Return on average allocated capital	**18.0%**	(13.7%)	10.7%	**8.2%**	13.5%
Average allocated capital in CHF m	**13,568**	11,873	10,894	**12,043**	10,277
Other data excluding minority interests					
Cost/income ratio [1)2)]	**80.6%**	120.0%	91.5%	**92.0%**	86.7%
Compensation/revenue ratio [1)]	**54.0%**	58.6%	54.8%	**55.8%**	57.9%
Pre-tax margin [1)2)]	**20.4%**	(20.0%)	7.7%	**8.6%**	12.5%

1) Excluding CHF 85 million, CHF 97 million, CHF 48 million, CHF 293 million and CHF 141 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. 2) Excluding CHF 0 million, CHF 5 million, CHF 4 million, CHF 5 million and CHF 4 million in 3Q2005, 2Q2005 and 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:

	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04
Total assets in CHF bn	**898.1**	872.3	707.9	3.0	26.9
Number of employees (full-time equivalents)	**17,787**	16,942	16,498	5	8

Debt underwriting revenues of CHF 482 million were up 8% compared to the third quarter of 2004, primarily reflecting higher results in investment grade capital markets and leveraged finance, partly offset by lower results in structured products. Investment grade capital markets revenues rose significantly from the third quarter of 2004, reflecting a greater focus on profitable activity rather than on league table rankings, a direct result of the strategy to focus on high-margin strategic products. In line with this shift in focus, Institutional Securities ranked eleventh in global investment grade new issuance volumes through the third quarter of 2005, down from third for the full year 2004, but with a marked improvement in profitability. The leveraged finance business remains strong overall. There has been a pronounced shift in the industry in issuer activity from the high yield securities market to the syndicated loan market. Despite flat high yield new issuance volumes in the industry during the third quarter of 2005, total leveraged finance revenues increased versus the third quarter of 2004 due to higher revenues in the syndicated loan business, partly offset by lower revenues from high yield underwriting. The leveraged finance business also benefited from the expansion of the franchise in Europe and Asia, where 2005 year-to-date revenues more than doubled from the same period in 2004. Through the third quarter of 2005, Institutional Securities ranked fifth in global high yield new issuance volumes in an increasingly competitive market, in which the top five competitors are separated by narrow amounts.

Equity underwriting revenues totaled CHF 263 million in the third quarter of 2005, more than double the volume recorded in the third quarter of 2004 and up 42% compared to the second quarter of 2005. These strong results are in line with the increase in the volume of industry-wide new equity issuance versus the previous quarter and the third quarter of 2004. In accordance with its strategy of focusing

increasingly on high-margin products, Institutional Securities ranked first in global initial public offering market share through the third quarter of 2005, up from third through the second quarter of 2005 and for the full year 2004. Institutional Securities ranked first in initial public offering market share in the Americas and in Europe through the third quarter of 2005. Key transactions during this period reflected the geographic and industry breadth of the equity franchise and included initial public offerings for RHM plc (a UK food producer), Cyrela Brazil Realty S.A. (a Brazilian real estate developer), Panalpina World Transport (Holding) Ltd. (a Swiss provider of forwarding and logistics services) and a follow-on common stock offering for Google Inc. (a US internet company).

Advisory and other fees of CHF 381 million in the third quarter of 2005 were up 25% compared to the third quarter of 2004. This increase was due primarily to higher industry-wide activity, as well as to Institutional Securities' increased market share in both global announced and completed mergers and acquisitions. Advisory and other fees grew 28% compared to the second quarter of 2005, reflecting higher industry-wide completed mergers and acquisitions volumes. Through the third quarter of 2005, Institutional Securities ranked ninth in global announced mergers and acquisitions (up from eleventh for the full year 2004) and sixth in global completed mergers and acquisitions (up from ninth for the full year 2004). Notable transactions announced in the third quarter of 2005 included the Teva Pharmaceutical Industries Ltd. acquisition of IVAX Corporation, the Intelsat Limited acquisition of PanAmSat Holding Corp. and the Raffles Holding Ltd. sale of its hotel business to Colony Capital LLC.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the third quarter of 2005 amounted to CHF 3,009 million, up 47% compared to the third quarter of 2004. This increase reflected the generally favorable market environment for fixed income and equity trading. Total trading revenues increased by 48% compared to the second quarter of 2005. These increases were achieved with virtually no change in the average daily VaR compared to the previous quarter. Institutional Securities' average daily VaR in the third quarter of 2005 was CHF 63 million, down from CHF 66 million in the third quarter of 2004. Average allocated capital increased by CHF 2.7 billion from the third quarter of 2004 and CHF 1.7 billion from the second quarter of 2005, in line with the strategy to extend incremental capital to support high growth trading businesses.

Fixed income trading generated revenues of CHF 1,770 million in the third quarter of 2005, an increase of 31% compared to the third quarter of 2004. This growth in revenues primarily reflects improved results in interest rate products, leveraged finance and residential structured products, partially offset by weaker results in global foreign exchange positioning. During the third quarter of 2005, the interest rate markets remained challenging as the yield curve continued to flatten. Despite this, the interest rate products business increased revenues globally due partly to a renewed focus on the business including several key new hires. During the third quarter of 2005, Institutional Securities changed its estimate of fair value of its retained interests in residential mortgage-backed securities. Specifically, the valuation was enhanced to reflect improved observable secondary market transaction data and to improve the modeling of the expected prepayment and default assumptions that are used to generate the expected future cash flows from these securities. This change in estimate resulted in a CHF 216 million adjustment to the valuation of these positions, which increased revenues in the third quarter of 2005.

Compared to the second quarter of 2005, fixed income trading revenues improved by CHF 576 million, or 48%, reflecting higher revenues in interest rate products, the US high grade business and the above-mentioned increase in retained interest fair values, partially offset by weaker results in commercial structured products. Credit markets improved from the second quarter of 2005 resulting in a tightening of credit spreads, and the structured products business environment was mixed with more favorable conditions in the residential mortgage business. During the third quarter of 2005, in line with strategic efforts to grow the residential mortgage business, Institutional Securities announced the acquisition of Select Portfolio Servicing, Inc., a leading nonprime residential mortgage loan servicer. This acquisition closed in October 2005.

Equity trading revenues increased by 78% to CHF 1,239 million in the third quarter of 2005 versus the third quarter of 2004. Higher revenues were visible across all major product areas. Revenues in the cash business increased due to stronger secondary and capital markets activity. Market conditions in the convertibles business improved, especially in Europe and Asia, with an increase in volatility and improved conditions in the convertible arbitrage business. The equity derivatives market rebounded in the third quarter of 2005, resulting in higher levels of client activity and strong revenues. Revenues from equity risk taking and positioning rose significantly compared to the third quarter of 2004, reflecting better market conditions and an increased focus on the business in line with the strategy. The prime services business achieved a strong quarter, with significant revenue growth over the third quarter of 2004 due to increases in client balances and higher short-term interest rates. Institutional Securities remained a leader in prime services and ranked second in Global Prime Brokerage in the *Institutional Investor* inaugural hedge fund service provider survey. Alternative execution services continued to experience strong growth, and the platform was recognized as "best algorithmic trading system" by *Financial News* in its annual IT Excellence Awards for 2005. Equity trading revenues increased by CHF 405 million, or 49%, compared to the second quarter of 2005, primarily due to stronger revenues in risk taking and positioning, equity derivatives, convertibles and the global cash business, partly offset by declines in the prime services business from the strong second quarter of 2005.

Other (including loan portfolio) revenues of CHF 168 million in the third quarter of 2005 were flat compared to the third quarter of 2004, with lower gains on private equity-related investments not managed as part of Alternative Capital, and higher minority interest-related revenues. Compared to the second quarter of 2005, revenues decreased by 53% reflecting lower gains on such private equity-related investments.

WEALTH & ASSET MANAGEMENT

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

Wealth & Asset Management comprises Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 101 million in the third quarter of 2005, an increase of 237% compared to the third quarter of 2004, primarily due to higher revenues in all key business areas. Compared to the second quarter of 2005, which benefited from a particularly high level of private equity gains in Alternative Capital, net income decreased by 59%. For the nine months ended September 30, 2005, net income of CHF 481 million increased by 3% versus the comparable period in 2004, despite somewhat lower year-to-date private equity gains which have varied from quarter to quarter.

Wealth & Asset Management third quarter 2005 net revenues totaled CHF 1,250 million, up 55%, compared to the third quarter of 2004. Net revenues (excluding minority interest revenues) rose 28% due to higher revenues in key business areas, including a higher level of investment-related gains in Alternative Capital. Revenues

The following table presents the results of the Wealth & Asset Management segment:

						9 months		
in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004
Net interest income	**11**	3	(20)	267	–	**32**	41	(22)
Asset management and administrative fees	**628**	599	541	5	16	**1,847**	1,807	2
Trading revenues including realized gains/(losses) from investment securities, net	**37**	53	49	(30)	(24)	**139**	145	(4)
Other revenues	**574**	915	239	(37)	140	**1,738**	1,181	47
Total noninterest revenues	**1,239**	1,567	829	(21)	49	**3,724**	3,133	19
Net revenues	**1,250**	1,570	809	(20)	55	**3,756**	3,174	18
Compensation and benefits	**333**	275	291	21	14	**875**	844	4
Other expenses	**353**	348	313	1	13	**1,032**	1,020	1
of which commission and distribution expenses	**189**	183	164	3	15	**558**	605	(8)
Total operating expenses	**686**	623	604	10	14	**1,907**	1,864	2
Income from continuing operations before taxes and minority interests	**564**	947	205	(40)	175	**1,849**	1,310	41
Income tax expense	**30**	81	8	(63)	275	**153**	146	5
Minority interests, net of tax	**433**	621	167	(30)	159	**1,215**	697	74
Net income	**101**	245	30	(59)	237	**481**	467	3

The following table presents the revenue details of the Wealth & Asset Management segment:

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	9 months 2005	9 months 2004	Change in % from 2004
Credit Suisse Asset Management	**482**	470	403	3	20	**1,423**	1,368	4
Alternative Capital	**121**	132	113	(8)	7	**385**	336	15
Private Client Services	**70**	61	57	15	23	**195**	198	(2)
Other	**0**	0	0	–	–	**0**	(1)	(100)
Total before investment-related gains	**673**	663	573	2	17	**2,003**	1,901	5
Investment-related gains [1]	**139**	282	62	(51)	124	**526**	569	(8)
Net revenues before minority interests	**812**	945	635	(14)	28	**2,529**	2,470	2
Minority interest revenues [2]	**438**	625	174	(30)	152	**1,227**	704	74
Net revenues	**1,250**	1,570	809	(20)	55	**3,756**	3,174	18

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
[2] Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

before investment-related gains of CHF 673 million in the third quarter of 2005 were up 17% compared to the third quarter of 2004, due primarily to higher placement fees in the private funds business of Alternative Capital and higher management fees in Credit Suisse Asset Management, reflecting an increase in assets under management.

In the third quarter of 2005, investment-related gains more than doubled to CHF 139 million versus the third quarter of 2004. This increase was driven by a higher level of realized and unrealized private equity gains. Compared to the strong second quarter of 2005, investment-related gains decreased by 51%. In the third quarter of 2005, investment-related gains included gains resulting from the sale of private equity investments in Medicine Bow Energy Corp., and Pacific Shores Center and the valuation impact relating to the pending sale of Mueller Water Products, Inc. During the third quarter of 2005, private equity funds managed by Alternative Capital invested or committed over USD 674 million, bringing the year-to-date total to USD 2.2 billion.

In the third quarter of 2005, minority interest revenues arising from the consolidation of certain private equity funds primarily under FIN 46R, increased by CHF 264 million to CHF 438 million compared to the third quarter of 2004 and decreased by CHF 187 million compared to the second quarter of 2005.

Compared to the third quarter of 2004, total operating expenses rose CHF 82 million, or 14%, to CHF 686 million. This increase was driven by higher compensation and benefits expenses and higher other expenses, reflecting an increase in commissions and professional fees. Compared to the second quarter of 2005, total operating expenses rose 10% due to higher performance-related compensation costs.

Wealth & Asset Management reported net new assets of CHF 4.1 billion during the third quarter of 2005. Inflows of CHF 2.5 billion in Private Client Services, due primarily to large new client accounts, and of CHF 1.8 billion in Credit Suisse Asset Management, due primarily to solid business growth in Europe, were the main drivers

The following table presents key information for the Wealth & Asset Management segment:

	3Q2005	2Q2005	3Q2004	9 months 2005	9 months 2004
Cost/income ratio	**54.9%**	39.7%	74.7%	**50.8%**	58.7%
Compensation/revenue ratio	**26.6%**	17.5%	36.0%	**23.3%**	26.6%
Pre-tax margin	**45.1%**	60.3%	25.3%	**49.2%**	41.3%
Return on average allocated capital	**25.8%**	67.9%	10.3%	**46.0%**	53.4%
Average allocated capital in CHF m	**1,568**	1,443	1,160	**1,395**	1,166
Net new assets in CHF bn					
Credit Suisse Asset Management [1]	**1.8**	(0.2)	0.4	**3.2**	0.9
Alternative Capital	**(0.2)**	2.8	1.2	**3.2**	2.2
Private Client Services	**2.5**	0.2	(2.1)	**5.9**	(0.3)
Total net new assets	**4.1**	2.8	(0.5)	**12.3**	2.8
Other data excluding minority interests					
Cost/income ratio [2,3]	**83.9%**	65.5%	94.0%	**74.9%**	75.2%
Compensation/revenue ratio [2]	**41.0%**	29.1%	45.8%	**34.6%**	34.2%
Pre-tax margin [2,3]	**16.1%**	34.5%	6.0%	**25.1%**	24.8%

[1] Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated. [2] Excluding CHF 438 million, CHF 625 million, CHF 174 million, CHF 1,227 million and CHF 704 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [3] Excluding CHF 5 million, CHF 4 million, CHF 7 million, CHF 12 million and CHF 7 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:

in CHF bn	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04
Assets under management					
Credit Suisse Asset Management [1]	**434.9**	419.8	386.7	3.6	12.5
Alternative Capital	**45.1**	44.2	36.6	2.0	23.2
Private Client Services	**72.9**	65.3	59.1	11.6	23.4
Total assets under management	**552.9**	529.3	482.4	4.5	14.6
of which advisory	**198.8**	182.7	169.2	8.8	17.5
of which discretionary	**354.1**	346.6	313.2	2.2	13.1
Active private equity investments	**1.4**	1.4	1.1	0.0	27.3
Number of employees (full-time equivalents)	**3,007**	2,983	2,981	1	1

[1] Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

of this result. These inflows were partly offset by an outflow in Alternative Capital of CHF 0.2 billion. Assets under management as of September 30, 2005, totaled CHF 552.9 billion, up 4.5% compared to June 30, 2005, due to market performance, net new asset inflows and foreign currency exchange rate movements.